UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 1

Under the Securities Exchange Act of 1934

Jacada Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M6184R101
(CUSIP Number)

Uri Erde
Israel Growth Partners Ltd.
Hakfar Hayarok, Precede Building, c/o IGP
Ramat Hasharon, Israel 47800

With a copy to
Michael Barnea
Barnea & Co, Law Offices
Electra City Tower, 58 HaRakevet Street
Tel Aviv 6777016, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	M6184R101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IGP Digital Interaction Limited Partnership 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,301,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,301,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,301,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	M6184R101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Growth Partners (Lichtman & Shani), Limited Partnership 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,301,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,301,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,301,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	M6184R101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
I.G.P Lichtman and Shani LTD 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,301,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,301,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,301,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

SCHEDULE 13D

CUSIP No.	M6184R101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Haim Shani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,301,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,301,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,301,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No.	M6184R101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Moshe Lichtman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,301,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,301,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,301,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M6185R101

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 30, 2016 (the “Initial Schedule 13D”), with respect to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Jacada Ltd., an Israeli public company (the “Issuer” or the “Company”). Except as amended and supplemented by this Amendment No. 1, the Initial Schedule 13D remains unchanged.

Item 1.          Security and Issuer

The Initial Schedule 13D, as amended by this Amendment No. 1, relates to the Ordinary Shares of the Company, which has its principal executive offices at 5901 Peachtree Dunwoody Road, Bldg. B, Ste. 550, Atlanta, GA.

Item 2.          Identity and Background

This Amendment No. 1 is filed on behalf of IGP Digital Interaction Limited Partnership (“IGP DILP”), Growth Partners (Lichtman & Shani) Limited Partnership (“GP LP”), I.G.P Lichtman and Shani LTD (“IGP LTD”), Haim Shani (“Shani”) and Moshe Lichtman (“Lichtman”), (collectively, the “Reporting Persons”).

IGP DILP and GP LP are limited partnerships registered under the laws of the State of Israel. IGP LTD is a private limited company registered under the laws of the State of Israel.  Messrs. Shani and Lichtman are citizens of the State of Israel. Lichtman is also a citizen of the United States.

The present principal business, occupation or employment of each of the Reporting Persons is as follows:  GP LP is the general partner of IGP DILP, and IGP LTD is the general partner of GP LP. The business of IGP DILP is to serve as a special purpose investment vehicle for the Reporting Persons’ investment in the Ordinary Shares and in securities of other companies.  IGP LTD is a private equity investment firm founded by Shani and Lichtman.  Shani and Lichtman each own 50% of the voting capital stock of IGP LTD and, thus, they share the power to direct the voting and disposition of the Ordinary Shares of the Issuer owned of record by IGP DILP.

The business address of each of the Reporting Persons is Hakfar Hayarok, Precede Building, Ramat Hasharon, Israel 47800.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. M6185R101

Item 3.          Source and Amount of Funds or Other Considerations

This Amendment No. 1 relates to the purchase by IGP DILP of 261,287 Ordinary Shares from the Company (the “Company Issued Shares”) in the Investment as more fully described in Item 6. below, which discussion is incorporated by reference into this Item 3.  On November 10, 2016, the Company held its 2016 Annual General Meeting (the “Annual Meeting”) during which the acquisition by IGP DILP of the Company Issued Shares was duly approved by the requisite majorities of the Company’s shareholders under the Israeli Companies Law 5759-1999 (“Israeli Companies Law”).  IGP DILP’s purchase of the Company Issued Shares closed on November 14, 2016.

The Initial Schedule 13D related to the purchase by IGP DILP of (i) 300,000 Ordinary Shares on September 26, 2016 in a private transaction from Robert B. Ashton (the “Ashton Shares”), and (ii) 740,000 Ordinary Shares on September 29, 2016 in a market transaction from Lloyd I. Miller (the “Miller Shares” and together with the Ashton Shares and the Company Issued Shares, the “Purchased Shares”).

The source of funds used in purchasing the Purchased Shares by IGP DILP was a short term equity bridge facility (each, a “Facility”) from IGP Investment, L.P. and IGP Investments (Parallel), L.P., investment fund affiliates (the “Affiliates”) of the Reporting Persons.  Each Facility will be converted into capital contributions to IGP DILP of certain of the limited partners of the Affiliates within approximately three months, as soon as such limited partners contribute to the Affiliates called committed capital in an aggregate amount sufficient to cover the cost of the Purchased Shares.  The cost to IGP DILP of the Ashton Shares was US $1,350,000, the cost of the Miller Shares was US $4,403,000 and the cost of the Company Issued Shares was US $1,371,757. The Ashton Shares were acquired by IGP DILP for cash pursuant to a share purchase agreement between IGP DILP and Mr. Robert B. Ashton (“Ashton”), on his own behalf and on behalf of Kinetic Catalyst Partners LLC which, to the best of the Reporting Persons’ knowledge, is controlled by Ashton, dated as of September 26, 2016, a copy of which was attached to the Initial Schedule 13D as Exhibit 99.2.  The Miller Shares were acquired by IGP DILP for cash in an open-market transaction. The Company Issued Shares were acquired by IGP DILP for cash pursuant to the terms of the Purchase Agreement (defined below).

Item 4.          Purpose of Transaction

The Purchased Shares have been acquired by IGP DILP for investment purposes in the ordinary course of the business of the Reporting Persons. The Reporting Persons may, from time to time, depending on market conditions and other considerations, either in the open market or in private transactions, acquire additional Ordinary Shares or other securities of the Issuer, take other steps to enhance the value of their investment or dispose of some or all of the Purchased Shares, as permitted by the relevant securities laws.

Item 5.          Interest in Securities of the Issuer

(a)
The information relating to the beneficial ownership of the Purchased Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon (i) 4,192,409 Ordinary Shares outstanding as of March 31, 2016, as reported in the Issuer’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 21, 2016, plus (ii) the 261,287 Company Issued Shares purchased by IGP DILP on November 14, 2016.

CUSIP No. M6185R101

(b)
None of the Reporting Persons has sole voting or disposition power with respect to the Purchased Shares. Each of the Reporting Persons has shared voting and disposition power with respect to the Purchased Shares with Shani and Lichtman, each being a 50% owner of the voting capital stock of IGP LTD, sharing the ultimate voting and disposition power over the Purchased Shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

After acquiring the Purchased Shares, the Reporting Persons beneficially own approximately 29.2% of the Company’s issued and outstanding share capital.

On September 29, 2016, the Reporting Persons and the Company, signed a securities  purchase agreement (the “Purchase Agreement”), a copy of which was attached to the Initial Schedule 13D as Exhibit 99.3, pursuant to which the Company, subject to the contingencies discussed below, agreed to issue and sell to IGP DILP 261,287 Ordinary Shares, representing approximately 5% of the issued and outstanding share capital of the Company on a fully diluted basis as of the date of the filing of the Initial Schedule 13D, September 30, 2016, at a price per share of $5.25, or approximately US $1.37 million in the aggregate, in a private placement (the “Investment”) in accordance with the terms of the Purchase Agreement.

In order for IGP DILP to purchase the 261,287 Ordinary Shares from the Company pursuant to the Investment and thereby own, in the aggregate, taking into account the acquisition of the Purchased Shares, Ordinary Shares conveying in excess of 25% of the outstanding voting rights in the Company, approval of the Investment was required from the Company’s shareholders pursuant to the requirements of the Israeli Companies Law.

Under the terms of the Purchase Agreement, so long as IGP DILP continues to hold a specified percentage of the Company’s issued and outstanding share capital, the Reporting Persons will be entitled to nominate (and replace or remove, if applicable) up to two (2) members of the Company’s board of directors (the “Board”), out of a total of no more than nine (9) Board members (including statutory external directors elected pursuant to the Israeli Companies Law requirements). Prior to the Company’s Annual Meeting, the Board consisted of six (6) members, and a proposal to increase their number to nine (9) was brought before the Company’s Annual Meeting for approval as described below and was approved.  At the Annual Meeting, the Company’s shareholders voted to elect the Reporting Persons’ nominees - Mr. Haim Shani, to serve as a Class II director, and Mr. Assaf Harel, to serve as an unclassified director.

CUSIP No. M6185R101

The Reporting Persons are also entitled to certain information rights.

In addition to the Purchase Agreement, the Company and IGP DILP entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.6, pursuant to which IGP DILP is entitled to certain demand and “piggyback” registration rights for the resale of its Ordinary Shares.

In order to support the Company’s undertaking to provide the above-described Board nomination rights, the Company obtained signed voting undertakings from certain existing Company shareholders holding just under 25%, in the aggregate, of the outstanding Ordinary Shares of the Company. Forms of these voting undertakings were attached to the Initial Schedule 13D as Exhibits 99.4 and 99.5.  Pursuant to the voting undertakings, these shareholders agreed to vote their Ordinary Shares in accordance with the Reporting Persons’ directions as related to those Board representation rights.

Consummation of the Investment was subject to customary closing conditions, as well as the approval of the Investment and related matters by the Company’s shareholders at the Annual Meeting.

CUSIP No. M6185R101

Item 7.          Material to Be Filed as Exhibits

Exhibit	Description

99.1*	Joint Filing Agreement, dated November 17, 2016

99.2**	Share Purchase Agreement between IGP DILP and Robert B. Ashton, dated September 26, 2016

99.3**	Securities Purchase Agreement by and between Jacada Ltd. And IGP DILP

99.4**	Form of Irrevocable Voting Undertaking to IGP DILP

99.5**	Form of Unilateral Voting Undertaking

99.6***	Registration Rights Agreement by and between Jacada Ltd. And IGP DILP

__________________

* Filed as part of the signature page immediately below.

** Previously filed with the Initial Schedule 13D on September 30, 2016.

*** Filed herewith.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below, each referred to as a “Joint Filer,” agree to the joint filing on behalf of each of them of this Amendment No. 1 to the Initial Schedule 13D with respect to the Ordinary Shares of the Company.  Each of the Joint Filers agrees that this joint filing may hereafter be amended by further joint filings.  Each of the Joint Filers states that he (or it) each satisfies the requirements for making a joint filing under Rule 13d-1.

Dated: November 17, 2016

IGP DIGITAL INTERACTION LIMITD PARTNERSHIP

____________/s/ Uri Erde______________________
By: Growth Partners (Lichtman & Shani), Limited Partnership, General Partner
By: I.G.P Lichtman and Shani LTD, General Partner of Growth Partners (Lichtman & Shani), Limited Partnership
By: Uri Erde, CFO of I.G.P Lichtman and Shani LTD

GROWTH PARTNERS (LICHTMAN & SHANI), LIMITED PARTNERSHIP

________/s/ Uri Erde__________________________
By: I.G.P Lichtman and Shani Ltd,
       General Partner
By: Uri Erde, CFO of
               I.G.P Lichtman and Shani Ltd
I.G.P LICHTMAN AND SHANI LTD ________/s/ Uri Erde__________________________ By: Uri Erde, CFO of I.G.P Lichtman and Shani Ltd
_____/s/ Haim Shani _____________________________ Haim Shani	___/s/ _____ Moshe Lichtman __________________________ Moshe Lichtman